Exhibit 99.1

Scorpio Tankers Inc. Announces Update on Fleet Transactions

MONACO--(Marketwired - Apr 15, 2014) - Scorpio Tankers Inc. (NYSE: STNG) (the "Company") announced today an update of its fleet. Recently, the Company (i) recorded a gain of $51 million from the previously announced sale agreement of the seven VLCC newbuilding contracts, (ii) took delivery of STI Texas City, (iii) finalized the previously announced sale agreements of Noemi and Senatore and (iv) reported that the previously announced sale agreement of STI Spirit, which is expected to be finalized before the end of April 2014.

In March 2014, the Company received the proceeds from the sale of the seven VLCC newbuilding contracts and recorded a gain of $51 million in the first quarter of 2014.

At the end of March 2014, the Company took delivery of STI Texas City, an MR product tanker newbuilding from SPP Shipbuilding Co., Ltd. of South Korea, which began a two-year time charter at a current market level plus a profit sharing component upon delivery.

The loss related to the sales of Noemi and Senatore, 2004 built LR1 product tankers, was recorded in the fourth quarter of 2013.

The loss related to the sale for STI Spirit, 2008 built LR2 product tanker, was also recorded in the fourth quarter of 2013.

About Scorpio Tankers Inc.

Scorpio Tankers Inc. is a provider of marine transportation of petroleum products worldwide. Scorpio Tankers Inc. currently owns 20 tankers (one LR2 tanker, two LR1 tankers, one Handymax tanker, 15 MR tankers, and one post-Panamax tanker) with an average age of 3.1 years, time charters-in 28 product tankers (eight LR2, five LR1, seven MR and eight Handymax tankers), and has contracted for 55 newbuilding product tankers (29 MR, 12 LR2, and 14 Handymax ice class-1A product tankers), 42 are expected to be delivered to the Company throughout 2014 and 13 in 2015. The Company also owns approximately 26% of Dorian LPG Ltd. Additional information about the Company is available at the Company's website www.scorpiotankers.com, which is not a part of this press release.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts. The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect," "pending" and similar expressions identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the failure of counterparties to fully perform their contracts with us, the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, changes in demand for tanker vessel capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, charter counterparty performance, ability to obtain financing and comply with covenants in such financing arrangements, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Scorpio Tankers Inc.
212-542-1616